ALSTON & BIRD LLP

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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

September 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-177963

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated July 30, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer today has filed an amendment (“Amendment No. 6”) to the Registration Statement via EDGAR. For your convenience, we have set forth below the Commission’s comment followed by the Issuer’s response.

General

1.      Comment: Briefly describe the various exemptions that are available to you because you are an emerging growth company, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Response: The Issuer has revised page 5 of the prospectus in Amendment No. 6 in response to the Commission’s comment.

2.      Comment: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros

September 20, 2012

Response: The Issuer confirms that there are no written materials or research reports that are responsive to the Commission’s request. The Issuer will submit to the Commission any such materials in the event they are utilized in the future.

3.      Comment: We refer to your response letter dated February 27, 2012 where you state that the real estate component of your historical NAV per share disclosure has not been expertised. On page 113, however, you state that your real estate investments were valued by your independent valuation consultant. Please advise.

Response: The Issuer has revised the disclosure relating to its historical NAV calculation on pages 115-116 and the “Experts” section on page 172 of the prospectus in Amendment No. 6 and filed a new consent of Real Estate Research Corporation as an exhibit thereto in response to the Commission’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON
Rosemarie A. Thurston

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.
Jason W. Goode, Alston & Bird LLP